SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period January 4, 2005 to January 24, 2005

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                         ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
NEWS RELEASE

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing cash distribution for February 15, 2005 and acquisition of interest in Swan Hills Unit.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
January 24, 2005	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.A / PGF.B) – TSX;
(PGH) – NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION FOR
FEBRUARY 15, 2005 AND ACQUISITION OF INTEREST IN SWAN HILLS UNIT

(Calgary, January 21, 2005) /CNW/ – Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust (“Trust”), announced today that the cash distribution for February 15, 2005 will be Cdn $0.23 per trust unit. The distribution is net of amounts withheld to finance capital expenditures. The ex-distribution date is January 28, 2005. The distribution will be payable to all unitholders who hold Class A or Class B trust units on the record date of February 1, 2005.

The distribution of Cdn $0.23 per trust unit is equivalent to approximately U.S. $0.19 per trust unit using a U.S./Canadian dollar exchange ratio of 1.2212. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of December, 2004. Cash distributions paid over the past 12 months now total Cdn $2.63 per trust unit or approximately U.S. $2.05 per trust unit.

Pengrowth also announced today that it has entered into an agreement to purchase an additional 12.2% working interest in Swan Hills Unit No.1 for a purchase price of $90 million, prior to adjustments. The transaction, which is subject to Rights of First Refusal, is effective October 1, 2004 and is anticipated to close prior to the end of February 2005. If completed in its entirety the transaction will increase Pengrowth’s working interest in the long life Swan Hills Unit to 22.7% and will add approximately 1,430 barrels of oil equivalent production per day. The reserve additions associated with the transaction were estimated by Gilbert Laustsen Jung Associates Ltd. in an independent evaluation dated October 1, 2004 as 9.9 mmboe on a total proved reserves basis and 12.2 mmboe on a proved plus probable reserves basis.

Effective December 31, 2004 Pengrowth increased its revolving unsecured credit facility by $100 million to $375 million. All other aspects of this facility syndicated among eight financial institutions remain unchanged.

Prior to year end 2004 Pengrowth completed an equity issue of 15,985,000 Class B trust units. As a result Pengrowth currently has outstanding 76.3 million Class B trust units and 76.9 million Class A trust units (together with a small number of trust units that still remain to be exchanged).

The Class B trust units currently comprise approximately 49.8% of the total outstanding trust units. At the point in time that the proportion of Class B trust units exceeds 50.25% of the total units outstanding, the Class B trust units would become exchangeable into Class A trust units, but only to the extent that the Class B trust units exceed 50.25% of the total outstanding trust units.

At the present time achieving the 50.25% threshold would require the issuance of approximately 1.3 million additional Class B trust units which may be achieved through a combination of the distribution reinvestment program, the operation of Pengrowth’s trust unit, options and rights incentive programs and any potential future equity issues in accordance with the present form of Pengrowth’s trust indenture.

Pengrowth will issue a press release to unitholders detailing the procedures for trust unit exchange when the 50.25% threshold has been achieved.

UPDATE ON 2005 HEDGING PROGRAM

Pengrowth maintains a price risk management program. As of the date of this press release Pengrowth has a total of 8,000 barrels of oil per day hedged for 2005 at an average price of Cdn $51.66 per barrel, approximately 42% of total oil production.

Pengrowth’s current 2005 natural gas production hedges are summarized in the following table:

2005	Volume	Average Price	Approx. % of
	(MMBTU/Day)	(Cdn$) *	Natural Gas Production

Natural Gas
Eastern – Q1	16,000	$9.91
Eastern – Q2-Q4	13,500	$9.40
Mid-Continent	2,500	$9.41
Western	3,886	$2.18

Total Gas – Q1 2005	22,386	$8.51	14.5%

* before transportation

Pengrowth assumed fixed price natural gas hedges in conjunction with the Murphy asset acquisition obligating us to sell 3,886 mmbtu per day until April 30, 2009 at an average price of Cdn $2.18 per mmbtu, before transportation charges.

UPDATE ON AVAILABILITY OF 2004 TAX INFORMATION:

Canadian beneficial unitholders who received distributions in 2004 outside an RRSP, RRIF or DPSP should receive a T3 Supplementary slip from their broker. Canadian registered unitholders will receive a T3 Supplementary slip from Computershare Trust Company of Canada. The deadline for issuance of T3 Supplementary slips is March 31, 2005.

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Pengrowth advises that a Substitute Schedule K-1 form will be mailed to U.S. beneficial unitholders who owned Pengrowth units during 2004 on or about March 1, 2005.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

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